Blockchain Industries, Inc.
730 Arizona Ave., Suite 220,
Santa Monica, California 90401

November 2, 2018

Securities and Exchange Commission
Washington, D C 20549
William H. Thompson, Accounting Branch Chief

Re: Blockchain Industries, Inc.
Form 10-K for Fiscal Year Ended April 30, 2017
Filed August 30, 2017
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended January 31, 2018
Response Dated June 22, 2018
File No. 0-51126

Dear Mr. Thompson,

By letter dated July 23, 2018, staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Blockchain Industries, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for Fiscal year Ended April 30, 2017 filed August 30, 2017 and Amendment No.1 to Form 10-Q for Fiscal Quarter Ended January 31, 2018 filed June 22, 2018, and Response dated June 22, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1. We note your response to comments 12, 15, 16, 19-21, and 23-25 indicating that you will add relevant disclosure in response to our comments in your annual report on Form 10-K for the fiscal year ended April 30, 2018. Your annual report on Form 10-K for the period ended April 30, 2018 should have been filed on EDGAR by now. Please tell us when you plan to file this annual report, as we are unable to assess the adequacy of your responses to our comments until you do so.

RESPONSE:

The Company filed its Form 10-K for the fiscal year ended April 30, 2018 on October 29, 2018 and responded to comments 12,15,16,19-21 and 23-25 within the filed document. Please see below for detail on comment responses:

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Comment 12 – revised disclosure page F-24 of the Form 10-K for the fiscal year ended April 30, 2018 accordingly.
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Comment 15 – revised disclosure page F-14 of the Form 10-K for the fiscal year ended April 30, 2018 accordingly.
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Comment 16 – revised disclosure pages 32, F-14 and F-20 of the Form 10-K for the fiscal year ended April 30, 2018 accordingly.
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Comment 19-21 – revised disclosure pages F-10-F-15 in Note. 2 of the Form 10-K for the fiscal year ended April 30, 2018 accordingly.
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Comment 23-25 – revised disclosure pages 30, 38 and F-12 of the Form 10-K for the fiscal year ended April 30, 2018 accordingly.

2. Please label the March 31, 2018 financial statements “As Restated” and provide the disclosures required by ASC 250-10-50-7.

RESPONSE:

In responding to this comment, the Company assumed the March 31, 2018 date referenced above is for the period ending January 31, 2018. The Company has filed a second amendment to the Form 10-Q for the fiscal quarter ended January 31, 2018 (the “Second Amendment”). The disclosure in the Second Amendment has been revised to address comments #2, 3 and 18 as outlined in this comment letter. The information has been labeled “As Restated” for the items outlined in this comment #2. Both Additional Paid in Capital and Common Stock will be adjusted to properly reflect outstanding shares at the appropriate par value per share and the appropriate language was added to the certification of the Principal Financial Officer.

Balance Sheets, page 5

3. We note your response to comment 2. We believe the amount of common shares issued and outstanding presented in the balance sheet under shareholders’ deficit at January 31, 2018 and April 31, 2017 should be calculated based on the number of shares issued and outstanding at January 31, 2018 and April 31, 2017, respectively, multiplied by the $0.001 par value of such share. Please revise or explain to us why a revision is not required.

RESPONSE:

The Company filed the Second Amendment on November 2, 2018. The number of common shares issued and outstanding at April 30, 2017 was updated in Note 3 and on the balance sheet and statement of shareholders’ equity (deficit) in the Company’s Form 10-K for the fiscal year ended April 30, 2018 filed on October 29, 2018. The Second Amendment includes the appropriate revisions regarding both Additional Paid in Capital and Common Stock and has been adjusted to properly reflect outstanding shares at the appropriate par value per share.

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

4. Reference is made to your discussion in critical accounting estimates on page 21 regarding the adoption of ASU 2014-09. Your revenue recognition policy does not reflect the adoption of the accounting standard update. Please revise your disclosure to reflect the adoption of ASU 2014-09 and provide the disclosure required by ASC 606-50.

RESPONSE:

The Company included clarifying language regarding the adoption of ASU 2014-09 on pages F-10 and 41 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Recent Accounting Pronouncements, page 112

5. Please disclose that you adopted ASU 2014-09 as of November 1, 2017 and provide a description of the new standard and a discussion of the impact that adoption had on your financial position and results of operations.

RESPONSE:

The Company included clarifying language regarding the adoption of ASU 2014-09 on pages F-17 and 41 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

6. We note your disclosure regarding the issuance of ASU 2016-09 which was effective for fiscal years beginning after December 15, 2016. You disclose that you are in the process of evaluating the impact the adoption of ASU 2016-09 will have on your consolidated financial statements. However, you should have adopted the new standard as of May 1, 2017. Please revise your financial statements to reflect the adoption of ASU 2016-09 on May 1, 2017 and disclose the impact that adoption had on your financial statements.

RESPONSE:

The Company included clarifying language regarding the adoption of ASU 2016-09 on page F-18 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

7. Please include a discussion of the adoption of ASU 2016-07 including a description of the change in accounting and the impact that adoption of the standard had on your consolidated financial statements.

RESPONSE:

The Company included clarifying language regarding the adoption of ASU 2016-07 on page F-18 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Cash and Cash Equivalents, page 11

8. We do not believe that the analysis you provided in response 7 provides a sufficient basis to account for bitcoin and ethereum as cash equivalents. We note that bitcoin and ethereum are not cash or financial assets as those terms are defined in the FASB Codification Master Glossary, do not represent an ownership interest in an entity, do not have original maturities of three months or less, and do present more than insignificant risk of changes in value. Please tell us the consideration you gave to whether bitcoin and ethereum represent intangible assets as defined in ASC 350.

RESPONSE:

We note that the Company incorrectly classified Bitcoin and Ethereum as cash and cash equivalents. The Company has updated its assessment of the treatment and classification of digital currencies within its Accounting Policy related to ‘Investments in Digital Currencies’ on page 36 and F-11 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. As stated on these pages, the Company classifies its investment in digital currencies as commodities and are held at fair value. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Note 4. Available-for-Sale Securities, page 12

9. We are unclear how your analysis you provided in response 10 provides a sufficient basis to account for Tokens and Wallets as available for sale securities. Please address the following:

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Provide us a description of each of the Tokens and Wallets in the table on page 12 and rights and obligations associated with each, including whether Tokens or Wallets represent an ownership or other stakeholder interest in an entity or a right to cash;

RESPONSE:

We have included further description of tokens and wallets including the nature of the ownership/stakeholder interest on pages 30 through 32 and F-12 through F-14 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

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Why your investment in Tokens and Wallets are within the scope of ASC 321. Please be detailed in your explanation;

RESPONSE:

We note that the Company incorrectly classified Bitcoin and Ethereum as available for sale securities. The Company has updated its assessment of the treatment and classification of digital currencies within its Accounting Policy related to ‘Investments in Digital Currencies’ on page 36 and F-11 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. As stated on these pages, the Company classifies its investment in digital currencies as commodities and are held at fair value. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

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Why the Tokens and Wallets have readily determinable fair values as defined in ASC 320 and ASC 820; and

RESPONSE:

Please refer to response above.

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Whether you considered utility Tokens and Wallets intangible assets as defined in ASC 350 and the detailed reasons for you answer.

RESPONSE:

Please refer to response above.

Note 9. Stockholders’ Equity

Common stock Issued in Exchange for Consulting, Professional and Other Services, page 14

10. Please tell us the valuation methods used to determine the per-share fair value of your common stock at each of the dates set forth in the table of value per share and the extent to which estimates are considered highly complex and subjective. Please also tell us the OTC-traded price of shares of common stock on each of the dates in the table of value per share and the reasons why the market value is not representative of fair value.

RESPONSE:

The Company included clarifying language regarding the valuation methods used to determine the per-share fair value of the Company’s common stock on page F-23 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

11. We reviewed your response to comment 14 and the revisions to your disclosure. Please disclose the total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized. Please refer to ASC 718-10-50-2h and i.

RESPONSE:

In accordance with determining values of compensation delivered in our Common Stock, we are required to use estimates on the value of our Common Stock. Our stock is thinly traded may not be the best indicator of the valuation of our Company, however, it was the only available price we could reasonably use to determine the value of our stock-based compensation. In determining the volatility for the valuation of options the Company utilized the Black-Scholes valuation model. In addition, the Company used peer companies for comparison purposes, although there is limited supply whose equity trades in public markets. The result of the estimates used in our valuation was approximately $3,222,436 million of a non-cash stock-based compensation expense for the year ended April 30, 2018. The Company included clarifying language on pages F-10, F-23 and 26 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

12. Please include an introductory paragraph to describe the common stock equivalents set forth in the second table on page 15.

RESPONSE:

The Company has included clarifying language in Footnote 12 on page F-22 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Chimes ICO, page 17

13. We note your response to comment 25. Although, you indicate that the agreement dated February 5, 2018 has been filed as an exhibit, we were unable to locate such exhibit. Please file the omitted exhibit or advise.

RESPONSE:

The Company has included the appropriate exhibit in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. Please refer to Exhibit 10.2.

AutoLotto, page 19

14. Please tell us how the promissory note issued under the AutoLotto agreement for amounts funded as of March 31, 2018 is presented in the balance sheets and statement of cash flows.

RESPONSE:

The AutoLotto note has been updated and properly presented in this transaction on page F-21 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The promissory note issued under the AutoLotto agreement is included within Note receivable on the balance sheet and within Payment of note receivable on the Consolidated Statements of Cash Flows. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Results of Operations

Service Revenues, page 19

15. The unrealized loss on the investment in KPAY was recognized in the statement of operations as stated in your response to comment 1. As such, please revise your disclosure in the second paragraph to state that the unrealized loss was recognized in the statements of operations rather than in accumulated other comprehensive income.

RESPONSE:

The Company included clarifying language that the investment in KPAY was recognized in the statement of operations on page 33 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. The Company will also include clarifying language prospectively in the unaudited financial statements of its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 and all subsequent filings, as appropriate.

Critical Accounting Estimates

Revenue Recognition, page 22

16. We note your disclosure that to the extent the company receives compensation of illiquid noncash assets, or any asset that may not have a readily determinable fair market value, you may require the use of certain Level 3 fair value estimates as defined by ASC 820. Please tell us how your measurement of noncash consideration that a readily determinable fair market value may not have complies with ASC 606-10-32-22.

RESPONSE:

We note that the Company incorrectly noted that they had early adopted ASC 606. The Company has updated its disclosures related to revenue recognition in accordance with ASC 605 in the Form 10-K for the fiscal year ended April 30, 2018 that was filed on October 29, 2018. A comprehensive disclosure related to ASC 606 will be included in the Company’s Q1 filing for the period ended July 31, 2018 and all subsequent filings.

Stock-based Compensation, page 22

17. We note your disclosure that the result of the estimates used in your valuation was approximately $18.8 million of non-cash stock-based compensation expense for the three months ended January 31, 2018. Please also disclose how you are recognizing the expense in income and the amount recognized. In addition, please explain to us how you determined the amount of stock-based compensation recognized during the nine months ended January 31, 2018.

RESPONSE:

The $18.8 million of non-cash stock-based compensation expense for the three months ended January 31, 2018 noted on page 22 of the first amendment to the Form 10-Q for the quarter ended January 31, 2018 was an error and inconsistent with the amount recorded on the statement of operations and statement of cash flows of $166,603. The $18.8 million disclosed on page 22 was inadvertently not changed from the original filing of the 10-Q. The Company will add a disclosure revising the amount of non-cash stock-based compensation expense in the second amendment to the Form 10-Q for the quarter ended January 31, 2018.

Exhibit 31.1

18. We reviewed your response to comment 32 and the revisions to your disclosure. We note that you omitted the parenthetical language, “(the registrant's fourth fiscal quarter in the case of an annual report”, in paragraph 4d. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

RESPONSE:

The Company filed the Second Amendment on November 2, 2018 and included the correct language in the certification to conform to the certification in Item 601(31)(i) of Regulation S-K.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Patrick Moynihan
Chief Executive Officer
730 Arizona Ave., Suite 220,
Santa Monica, California 90401